

Mail Stop 3561

December 31, 2007

By Facsimile and U.S. Mail
Mr. Paul Barry
Chief Financial Officer
701 Ninth Street NW
Washington, DC 20068

      Re: PEPCO Holdings, Inc.
              Form 10-K for the year ended December 31, 2006
              Filed March 1, 2007
              File No. 1-31403

Dear Mr. Barry:

We have reviewed your filings and have the following comment. In this comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note you recorded a regulatory asset in the amount of $31 million for phase-in credits associated with programs created to mitigate the impact of significant rate increases. Please explain to us which *actual* incurred costs, as that term is defined in footnote 5 to SFAS no. 71, you incurred. In this regard, please summarize the wording of the rate order from the respective regulatory body in defining whether an incurred cost should be deferred or future billings should be accrued as revenues. Please provide to us the journal entries used to record the regulatory asset and your anticipated entries to reverse the regulatory asset.   We may have further comment.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your response to our comment and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your response to our comment. Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to this comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

If you have any questions regarding this comment, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3849.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant